SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  _____________

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                             PIONEER COMPANIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    723643300
              ---------------------------------------------------
                                 (CUSIP NUMBER)

                                JANUARY 10, 2002
              ---------------------------------------------------
             (DATE OF EVENT THAT REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule  13d-1 (b)
          [X]  Rule  13d-1 (c)
          [ ]  Rule  13d-1 (d)



------------------------

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 723643300                  13G                       PAGE 2 OF 5 PAGES
-------------------                  ---                       -----------------
1.   NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                                   James D. Bennett
--------------------------------------------------------------------------------
2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.   SEC  USE  ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                                         USA
--------------------------------------------------------------------------------
               5.   SOLE  VOTING  POWER
                                            None
               -----------------------------------------------------------------
 NUMBER  OF    6.   SHARED  VOTING  POWER
   SHARES                             937,785
BENEFICIALLY   -----------------------------------------------------------------
 OWNED  BY
   EACH        7.   SOLE  DISPOSITIVE  POWER
 REPORTING                                  None
PERSON  WITH   -----------------------------------------------------------------
               8.   SHARED  DISPOSITIVE  POWER
                                            937,785
               -----------------------------------------------------------------
9.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                                       937,785
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
                                       9.38%
--------------------------------------------------------------------------------
12.  TYPE  OF  REPORTING  PERSON
                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item  1(a).  Name  of  Issuer:

                    Pioneer  Companies,  Inc.

Item  1(b).  Address  of  Issuer's  Principal  Executive  Offices:

                    700  Louisiana,  Suite  4300,  Houston,  Texas  77002

Item  2(a).  Name  of  Person(s)  Filing:

                    (1)  James  D.  Bennett
                    (2)  Bennett Restructuring  Fund,  L.P.  ("BRF")(1)
                    (3)  Bennett Restructuring  Fund  II,  L.P.  ("BRF  II")(1)
                    (4)  Bennett Offshore Restructuring  Fund, Inc. ("BORF")(1)

Item  2(b).  Address  of  Principal  Business  Office,  or,  if None, Residence:

                    (1)  James  D.  Bennett,  BRF  and  BRF  II:

                              2  Stamford  Plaza
                              Suite  1501
                              281  Tresser  Boulevard
                              Stamford,  Connecticut  06901

                    (2)  BORF:

                              P.O.  Box  2003  GT
                              Grand  Pavilion  Commercial  Centre
                              Bougainvillea  Way
                              802  West  Bay  Road
                              Grand  Cayman,  Cayman  Islands

Item  2(c).  Citizenship:

                    (1)  James D. Bennett:    USA
                    (2)  BRF:                 Delaware limited partnership
                    (3)  BRF  II:             Delaware limited partnership
                    (4)  BORF:                Cayman Islands exempted company

Item  2(d).  Title  of  Class  of  Securities:

           Common  Stock,  $0.01  par  value  per  share


-------------------------
    1 The general partner of each of BRF and BRF II is Restructuring Capital Associates, L.P. ("RCA"), a Delaware limited partnership. The general partner of RCA is Bennett Capital Corporation ("BCC"), a Delaware corporation. Mr. Bennett is the President and a director of BCC. Mr. Bennett also is a director of BORF.

     BRF, BRF II, RCA, BORF and BCC each are involved in the business of investment management. Bennett Management Corporation ("BMC") provides research and investment advisory services to BRF and BRF II pursuant to an agreement with each of these funds. Bennett Offshore Investment Corporation ("BOIC") provides research and investment advisory services to BORF pursuant to an agreement with BORF. Mr. Bennett is the President and a director of each of BMC and of BOIC.

Item  2(e).  CUSIP  Number:

                723643300

Item 3. If this statement is filed pursuant to Rule 13d-1(c) check this box. [X]

Item  4.  Ownership(2):

          (a)  Amount  beneficially  owned:

                    James  D.  Bennett:     937,785
                    BRF:                    372,272
                    BRF  II:                322,483
                    BORF:                   243,029

          (b)  Percent  of  class  by:

                    James  D.  Bennett:       9.38%
                    BRF:                      3.72%
                    BRF  II:                  3.22%
                    BORF:                     2.43%

          (c)  Number  of  shares  as  to  which  such  person  has:

               (i)  Sole  power  to  vote  or  to  direct  the  vote:  -0-

               (ii) Shared  power  to  vote  or  to  direct  the  vote:

                         James  D.  Bennett:      9.38%
                         BRF:                     3.72%
                         BRF  II:                 3.22%
                         BORF:                    2.43%

               (iii)  Sole power to dispose or to direct the disposition of: -0-

               (iv)   Shared power to dispose or to direct the disposition of:

                         James  D.  Bennett:      9.38%
                         BRF:                     3.72%
                         BRF  II:                 3.22%
                         BORF:                    2.43%

Item  5.   Ownership  of  Five  Percent  or  Less  of  a  Class.

              N/A

Item  6.  Ownership  of  More  than  Five  Percent  on Behalf of Another Person.

              N/A


-----------------------
      2 According to a press release issued by the Issuer on January 4, 2002, and as reported on the Issuer's Form 8-K, dated January 7, 2002, pursuant to the Issuer's Plan of Reorganization, effective as of December 31, 2001, new common stock has been issued to the disbursing agent for distribution. The Issuer anticipates that distribution will take place over the next few weeks. As of the date of this Schedule 13G, Mr. Bennett and the funds reporting beneficial ownership herein have not yet received their securities. The following shareholdings are based on the estimate recently provided to BMC by the disbursing agent.

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

               N/A

Item  8.  Identification  and  Classification  of  Members  of  the  Group.

               N/A

Item  9.  Notice  of  Dissolution  of  the  Group.

               N/A

Item  10.  Certification:

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January  10,  2002
                                              /s/  James  D.  Bennett
                                              ----------------------------
                                              James  D.  Bennett